BY FACSIMILE AND EDGAR

Mr. Robert Littlepage	April 14, 2009

Accountant Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

United States of America

Re:	Hutchison Telecommunications International Limited
Form 20-F for the Fiscal Year ended December 31, 2007
Filed May 9, 2008
File No. 1-32309

Dear Mr. Littlepage,

Further to our letters to you on March 9, 2009 and March 24, 2009 requesting an extension of time to respond to the comment letter from Mr. Larry Spirgel of the Division of Corporation Finance dated February 24, 2009, relating to the annual report on Form 20-F of Hutchison Telecommunications International Limited (the “Company”) for the fiscal year ended December 31, 2007, the Company is still reviewing the letter and its response with its external auditors and other advisors. Accordingly, we would like to inform you that the Company now expects to reply to your letter by May 8, 2009.

Please feel free to contact Mr. Nicky Lee (Corporate Financial Controller) at +852 2128 3163 with any questions or comments you may have.

Very truly yours,

/s/ Christopher J. Foll
Christopher J. Foll
Chief Financial Officer

A Hutchison Whampoa company	(a company incorporated in the Cayman Islands with limited liability)
Hong Kong principal place of business: 22/F, hutchison house, 10 Harcourt Road, Hong Kong